ARGENTEX MINING CORPORATION
(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL REPORT

At April 30, 2014 and January 31, 2014 and
for the Three Months Ended April 30, 2014 and 2013

(UNAUDITED)

(Stated in U.S. Dollars)

Notice of Non-review of Interim Financial Statements

The attached condensed interim consolidated financial statements for the three month period ended April 30, 2014 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

		April 30,	January 31,
		2014	2014
	Note	(Unaudited)

ASSETS

Current
Cash and cash equivalents	2	$1,432,179	$2,615,966
Short-term investments	2,4	818,024	-
Receivables		6,149	4,238
Prepaid expenses and deposits		28,957	45,187
Loan receivable	5	-	260,000

Total current assets		2,285,309	2,925,391

Property and equipment	6	351,862	366,090

Mineral property interest	7	815,000	815,000

Total assets		$3,452,171	$4,106,481

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	$280,742	$247,303
Due to related parties	10	18,788	83,810

Total current liabilities		299,530	331,113

Long term debt	9	33,875	34,966

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding Common stock, no par value, umlimited authorized Share capital - 88,941,317 and 87,992,975 issued and outstanding	12	39,236,683	39,005,790
Additional paid-in capital		7,679,696	7,910,589
Deficit accumulated during the exploration stage		(43,759,010)	(43,132,950)
Accumulated other comprehensive loss		(38,603)	(43,027)

Total stockholders' equity		3,118,766	3,740,402

Total liabilities and stockholders' equity		$3,452,171	$4,106,481

Going concern	3
Subsequent event	15

Approved on behalf of the Board of Directors:

“Don Siemens”	“Stephen Hanson”
Director (Chairman of Audit Committee)	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in U.S. Dollars)
(Unaudited)

		For the Three Months Ended		From December 21,
		April 30,		2001(Inception)
	Note	2014	2013	to April 30, 2014

Expenses

Consulting		$142,740	$214,193	$8,078,757
Depreciation		14,228	15,188	209,409
Director fees	10	27,245	88,859	372,974
Foreign exchange loss		5,326	7,847	302,689
Mineral property interests	7	196,051	298,051	23,570,804
Office and sundry		18,705	25,615	1,168,022
Professional		51,146	132,986	3,434,036
Rent		13,189	9,708	291,489
Salaries and benefits		81,636	106,814	1,164,102
Shareholder and investor relations		7,808	24,140	2,769,675
Tax on Argentine bank transactions and on assets		11,905	9,250	212,118
Transfer agent and filing		4,358	18,503	481,072
Travel		12,635	18,004	850,609
Write-down of mineral claims		-	-	408,496

Loss before other items		(586,972)	(969,158)	(43,314,252)

Interest income		1,359	4,052	205,220
Miscellaneous income		17,097	-	44,368
Loss on short-term investments		(16,347)	-	(16,347)
Interest expense		(16,494)	(191)	(616,988)

Net loss for the period before income taxes		(601,357)	(965,297)	(43,697,999)

Income tax expense		24,703	743	61,011

Net loss for the period		(626,060)	(966,040)	(43,759,010)

Other comprehensive (loss) income

Unrealized gain (loss) on foreign exchange translation		4,424	(9,438)	(38,603)

Comprehensive loss for the period		$(621,636)	$(975,478)	$(43,797,613)

Net loss per share - basic and diluted		$(0.01)	$(0.01)

Weighted average number of shares outstanding - basic and diluted		88,610,996	71,677,317

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE THREE MONTH PERIODS ENDED APRIL 30, 2014 AND April 30, 2013
(Stated in U.S. Dollars)
(Unaudited)

	Common Stock
					Accumulated	Total
			Additional		Other	Stockholders’
	Number of	Share	Paid-in	Accumulated	Comprehensive	Equity
	Shares	Capital	Capital	Deficit	Income (Loss)	(Deficiency)

Balance at January 31, 2014	87,992,975	$39,005,790	$7,910,589	$(43,132,950)	$(43,027)	$3,740,402
Partial conversion of convertible
debenture	948,342	230,893	(230,893)	-	-	-
Net loss for the period	-	-	-	(626,060)	-	(626,040)
Foreign currency translation gain	-	-	-	-	4,424	4,424

Balance at April 30, 2014	88,941,317	$39,236,683	$7,679,696	$(43,759,010)	$(38,603)	$3,118,766

Balance at January 31, 2013	71,677,317	$35,304,627	$6,877,657	$(39,169,460)	$(24,338)	$2,988,486
Stock based compensation	-	-	948	-	-	948
Net loss for the period	-	-	-	(966,040)	-	(966,040)
Foreign currency translation loss	-	-	-	-	(9,438)	(9,438)

Balance at April 30, 2013	71,677,317	$35,304,627	$6,878,605	$(40,135,500)	$(33,776)	$2,013,956

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(UNAUDITED)

		For the Three Months Ended		From December 21,
		April 30,		2001(Inception) to
	Note	2014	2013	April 30, 2014

Cash used in operating activities
Net loss		$(626,060)	$(966,040)	$(43,759,010)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation		14,228	15,188	209,409
Stock-based compensation		-	948	4,575,260
Miscellaneous income		(17,097)	-	(44,368)
Debt discount		-	-	5,881
Shares issued to acquire mineral properties		-	-	3,500
Shares issued in payment of bonus		-	-	52,160
Non-cash interest		16,462	-	382,492
Loss on sale of short-term investments		752	-	752
Unrealized loss on short-term investments		15,595	-	15,595
Write-down of mineral claims		-	-	408,496
Changes in operating assets and liabilities:
Receivables		(1,911)	5,221	(6,149)
Prepaid expenses and deposits		16,230	(12,617)	(29,631)
Accounts payable and accrued liabilities		33,439	(50,421)	420.632
Due to related parties		(65,022)	69,747	18,788

Net cash used in operating activities		(613,384)	(937,974)	(37,746,193)

Cash flows used in investing activities
Acquisition of mineral property interests		-	-	(408,496)
Acquisition of surface rights to mineral property		-	-	(815,000)
Issuance of loan				(2,300,000)
Receipt of loan repayment and applicable taxes	5	277,097	-	2,344,368
Purchase of short-term investments		(875,655)	-	(4,984,752)
Proceeds on sale/redemption of short-term investments		31,133	-	4,140,230
Acquisition of equipment		-	(3,386)	(561,039)

Net cash used in investing activities		(567,425)	(3,386)	(2,584,689)

Cash flows from financing activities
Proceeds from issuance of convertible debentures		-	-	3,950,000
Issuance of promissory notes		-	-	790,410
Repayment of promissory notes		-	-	(790,410)
Proceeds from issuance of capital stock/warrants		-	-	35,751,977
Proceeds from shares subscribed		-	-	104,380

Net cash provided by financing activities		-	-	41,806,357

Effects of foreign currency exchange		(2,978)	(9,438)	(43,296)
Increase (decrease) in cash during the period		(1,183,787)	(950,798)	1,432,179

Cash and cash equivalents, beginning of period		2,615,966	2,117,142	-

Cash and cash equivalents, end of period		$1,432,179	$1,166,344	$1,432,179

Supplemental disclosures
Cash paid (received) paid during the period for:
Taxes		$10,973	$8,460	$159,823
Interest		$(516)	$(3,992)	$(105,937)

Non-cash financing transactions:
Conversion of convertible debenture into common stock		$260,000	$-	$2,450,000
Stock based compensation on issuance of brokers warrants		$-	$-	$145,488
Notes and related accrued interest converted to common stock		$-	$-	$1,390,008

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. On June 8, 2011, the Company moved its jurisdiction of domicile from the United States to the Province of British Columbia, Canada.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. (“SCRN”). SCRN was originally formed as a Delaware corporation on February 13, 2004, and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Exploration Stage

The Company is primarily involved in acquiring and exploring mineral properties in Argentina. The Company is in the exploration stage of its mineral property development and to date has not yet established any proven mineral reserves on its existing properties. The Company has not produced any significant revenues from its principal business or commenced significant operations and it is considered an exploration stage company as defined by Securities and Exchange Commission (“SEC”) Guide 7 with reference to Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) topic 915.

Basis of Presentation and Principles of Consolidation

These condensed interim consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements requires management to make estimates.

The condensed interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the GAAP framework and include the financial statements of Argentex and SCRN. All significant intercompany balances and transactions have been eliminated from the consolidated financial results.

Accordingly, these condensed interim consolidated financial statements omit or condense notes and certain other information normally included in financial statements prepared in accourding with U.S. generally accepted accounting principles. The accounting policies followed for the quarterly financial reporting conform with the accounting policies disclosed in Note 2 to the Notes to Company’s audited January 31, 2014 Financial Statements. In the opinion of management, all adjustments that are necessary for a fair presentation of the financial information of the interim periods reported have been made. All adjustments are of a normal recurring nature. The results of operations for the three months ended April 30, 2014 are not necessarily indicative of the results that can be expected for the fiscal year ending January 31, 2015. These unaudited condensed interim consolidated financial statements should be read in conjunction with the fianancial statements and the notes thereto included in the Company’s audited financial statements for the year ended January 31, 2014.

Additional significant accounting policies that either affect the Company or have been developed since January 31, 2014 are summarized below.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Reclassifications

Certain reclassifications have been made to prior fiscal period amounts or balances to conform to the presentation in the current fiscal period. In the statement of operations, tax on argentine bank transactions were increased by $3,506 and office and sundry expenses were reduced by $3,506. These reclassifications did not have a material impact on the Company’s previously reported consolidated financial statements.

Short-term investments

To enable the Company to effectively manage its Argentine pesos, the Company periodically invests its excess Argentine Pesos in mutual funds. These are to be sold periodically in the near term as the Company requires Argentine pesos to fund its Argentine operations. These short-term investments are classified as trading and recorded at fair value with the changes in fair value recognized in earnings.

Recent Accounting Pronouncements

From time to time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company a of the specificied effective date. Unless otherwise discussed, the Company believes that the the impact of recently issued accounting pronouncements that are not yet effective will not have a material impact on the Company’s financial position, results of operations or cash flows.

Cash and Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents, investments with initial maturities of more than three months and investments held for sale to be short-term investments. The following tables summarize the Company’s financial assets’ adjusted cost, unrealized gains and losses and fair value by significant investment category recorded as cash and cash equivalents and short-term investments as of April 30, 2014 and January 31, 2014:

April 30, 2014

		Adjusted Cost	Unrealized Gains (Losses)	Fair Value	Cash and Cash Equivalents/ Short-term investments
Level 1:	Cash	$ 1,432,175	$ 4	$ 1,432,179	$ 1,432,179
Level 1:	Short-term investments	$ 843,396 (1)	$ (25,372)	$ 818,024	$ 818,024

(1) Includes an unrealized loss of $15,595 and a foreign exchange loss of $9,777.

January 31, 2014

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 2,615,959	$ 7	$ 2,615,966	$ 2,615,966

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash and Cash Equivalents and Short-term Investments, continued

The Company’s cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company had no transfers between level 1 and level 2 during the period.

NOTE 3 – GOING CONCERN

These interim condensed consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. However, although the Company has working capital of $1,985,779, it has a history of operating losses since its inception in 2001, and has an accumulated deficit of $43,759,010. The Company has not generated any revenues from mineral sales since inception, has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.

The continuation of the Company as a going concern is dependent upon the continued financial support of its shareholders, the ability of the Company to obtain financing and the attainment of profitable operations, or the sale, option or joint venture of one or more of the Company’s resource properties. The Company’s ability to achieve and maintain profitability and positive cash flows is dependent upon its ability to locate profitable mineral properties, generate revenues from mineral production and control production costs. Based upon its current plans, the Company expects to incur operating losses in future periods. The Company plans to obtain sufficient working capital to execute its business plans through additional equity or new strategic relationships. There is no assurance that the Company will be able to generate significant revenues in the future or be successful with any financing ventures.

These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give any effect to any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

NOTE 4 – SHORT-TERM INVESTMENTS

Short-term investments include trading securities which consist of investments in mutual funds issued by major financial institutions with the intention of selling them in the short term. As of April 30, 2014, the Company held mutual funds valued at $818,024 ($6,568,733 Argentine pesos).

NOTE 5 – LOAN RECEIVABLE

Between February 17, 2014 and March 17, 2014 the Company received final loan repayments of $260,000 plus taxes of $17,097.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 6 – PROPERTY AND EQUIPMENT

		April 30, 2014
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$63,417	$231,544
Equipment	187,199	92,804	94,395
Furniture and fixtures	19,185	11,579	7,606
Computer equipment	59,102	40,785	18,317
	$560,447	$208,585	$351,862

	January 31, 2014
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$56,043	$238,918
Equipment	187,199	87,835	99,364
Furniture and fixtures	19,185	11,179	8,006
Computer equipment	59,102	39,300	19,802
	$560,447	$194,357	$366,090

NOTE 7 – MINERAL PROPERTY INTERESTS

a)	Pingüino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pingüino Property. The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

To acquire the property the Company paid a total of approximately $393,390 (CDN$ 450,000) between 2004 and 2008. The Company wrote off the acquisition costs in a prior year. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $900,000 (CDN$1,000,000) or all of the royalty for approximately $1,800,000 (CDN$2,000,000).

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex-director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $900,000 (CDN$1,000,000) or all of the royalty for $1,800,000 (CDN$2,000,000).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 – MINERAL PROPERTY INTERESTS, continued

c)	Contreras, other Santa Cruz and Rio Negro Projects

Pursuant to the terms of a Mineral Property Acquisition Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired mineral claims located in the Santa Cruz Province of the Republic of Argentina, then known as the Dyakowski Property for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

On June 30, 2005, the Company entered into an amending agreement whereby the Company amended the Escrow Agreement. This amending agreement was restated August 8, 2005 whereby the Company agreed to release the 4,999,998 shares of its common stock that were being held in escrow. Of the 4,999,998 released shares, 4,749,998 of these shares were returned to treasury and cancelled and 250,000 of these shares were released to an ex-director of the Company for the transfer of the mineral claims to the Company.

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in mineral claims located in the Santa Cruz and Rio Negro Provinces of the Republic of Argentina, known as the Storm Cat Property. Subsequent to acquisition of these properties, the Company has accounted for expenditures by province. The Company wrote off the acquisition costs in a prior year.

d)	British Columbia Claims

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. Between May 25, 2011 and June 4, 2013, the Company made cash-in-lieu payments of approximately $11,848 (CDN$11,791) which advanced the expiry date of the three mineral tenures to December 7, 2013. During the fall of 2013, the Company performed preliminary exploration work on the property and during February 2014 submitted a report to the British Colombia government. As a result of the approval of the report, the expiry date of the three mineral tenures has been extended to March 1, 2016.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statement of operations relates to the following projects:

	Three Months	Three Months	December 21, 2001
	Ended,	Ended,	(Inception) to
	April 30, 2014	April 30, 2013	April 30, 2014

Pingüino Project:
Assaying, testing and analysis	$18,866	$-	$1,243,799
Camp, salaries and supplies	79,455	138,402	6,472,951
Claim maintenance	24,192	8,712	204,680
Drilling	-	-	10,738,224
Engineering	31,495	16,682	1,181,872
Environmental	281	8,234	187,679
Geological and geophysical	33,686	45,775	1,875,773
Metallurgical	1,205	9,720	347,479
Travel and accommodation	3,849	14,982	364,476
	193,029	242,507	22,616,933

Condor Project:
Camp, salaires and supplies	-	-	34,555
Claim maintenance	117	-	42,340
Environmental	-	10,383	23,486
Geological and geophysical	-	-	110,512
	117	10,383	210,893

Contreras and other Santa Cruz
Projects:
Assaying, testing and analysis	-	1,535	61,782
Camp, salaires and supplies	-	4,079	180,556
Claim maintenance	476	2,829	41,581
Environmental	-	8,025	28,799
Geological and geophysical	-	9,318	146,010
Travel and accommodation	-	200	29,014
	476	25,986	487,742

Rio Negro Project:
Assaying, testing and analysis	-	1,016	1,512
Camp, salaires and supplies	9	4,027	70,456
Claim maintenance	221	11,813	80,035
Geological and geophysical	-	2,239	44,309
Travel and accommodation	-	80	10,818

	230	19,175	207,130

British Columbia Claims and other:	2,199	-	48,106

	$196,051	$298,051	$23,570,804

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Three Months	Year Ended
	Ended	January 31,
	April 30, 2014	2014

Accounts payable	$117,077	$123,834
Accrued professional fees	42,476	46,952
Accrued liabilities	39,788	39,103
Accrued taxes and related interest	81,401	37,414

	$280,742	$247,303

NOTE 9 – LONG TERM DEBT

During the year ended January 31, 2014, the Company was assessed asset taxes in Argentina of approximately $30,770 ($166,169 Argentine pesos) related to a prior year. Given a current inflation rate in Argentina that is higher than the rate of interest charged by the Argentine government, the Company elected to pay this amount plus interest for a total of approximately $64,269 ($336,515 Argentine pesos) in 120 monthly installments. As a result of the devaluation of the Argentine peso during the period, the non-current portion as at April 30, 2014 is approximately $33,875 (January 31, 2014 - $34,966). The current portion in the amount of $4,191 as at April 30, 2014 (January 31, 2014 - $4,196) is included in accounts payable and accrued liabilities. The amount of the debt is unsecured.

NOTE 10 – RELATED PARTY TRANSACTIONS

A summary of director and officer compensation for the three month periods ended April 30, 2014 and April 30, 2013 are as follows:

	2014	2013
Director fees	$27,245	$88,859
Consulting	57,495	96,146
Salaries and benefits	64,396	67,395

	$149,136	$252,400

As at April 30, 2014 the Company owed directors and officers $18,788 (January 31, 2014 - $83,810). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment.

Details of the related party transactions and balances, are as follows:

a)

Effective August 1, 2012 the Company signed an employment agreement with its President and CEO, pursuant to which the Company agreed to pay to him an annual salary of approximately $250,000 plus benefits., including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary.

During the three month period ended April 30, 2014, the Company paid or accrued its President and CEO salary and benefits of $64,396 (April 30, 2013 - $67,395). At April 30, 2014 and January 31, 2014, the Company was indebted in the respective amount of $9,212 and $4,881 related to this employment agreement.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 10 – RELATED PARTY TRANSACTIONS, continued

b)

On January 7, 2011 the Company entered into a one year consulting agreement with a company controlled by the Company’s Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of approximately $12,500 per month. Effective January 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 per month. Effective January 1, 2013, the consulting agreement automatically renewed for one year. The Company’s Chief Financial Officer is currently providing services under the the terms of this agreement.

During the three months ended April 30, 2014, the Company paid or accrued consulting fees of $43,032 (April 30, 2013 - $46,654) related to this consulting agreement. At April 30, 2014 and January 31, 2014, the Company was indebted in the respective amounts of $9,576 and $7,028 related to this consulting agreement.

c)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Company’s former Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of approximately $12,500. Effective March 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 per month. Effective March 1, 2013, the consulting agreement automatically renewed for one year. The consulting agreement expired on February 28, 2014 and was not renewed. A total of approximately $91,284 was was paid on February 26, 2014 which included a voluntary payment of approximately $67,335 plus February consulting fees, vacation pay, reimbursement of expenses and a sales tax to a company controlled by the Company’s former Executive Vice President of Corporate Development.

During the three months ended April 30, 2014, the Company incurred consulting fees of $14,464 (April 30, 2013 - $44,053) related to this consulting agreement. At April 30, 2014 and January 31, 2014, the Company was indebted in the respective amounts of $nil and $71,901 related to this consulting agreement.

d)

During the three months ended April 30, 2014, the Company paid or accrued aggregate director fees of $27,245 to six independent directors (April 30, 2013 - $88,859 to five independent directors). At April 30, 2014 and January 31, 2014, the Company was not indebted to any of it’s directors.

In addition, during the three months ended April 30, 2014, consulting fees of $nil was paid to a Company controlled by one director for consulting fees (April 30, 2013-$5,540).

NOTE 11 – CONVERTIBLE DEBENTURE

Pursuant to a subscription agreement with Austral Gold Limited’s (“Austral”) Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), dated July 2, 2013, the Company issued a non-interest bearing, unsecured convertible debenture (the “Debenture”) in the principal amount of $2,300,000 with a maturity date on or before July 2, 2014 (the “Maturity Date”). The convertible debenture was convertible into 8,389,176 Units at a conversion price of US$0.274163 (CDN$0.2882) per Unit. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018.

During the year ended January 31, 2014, the Company converted $2,040,000 of the outstanding principal amount of the $2,300,000 convertible debenture. The partial conversion, was effected at a conversion price of US$0.274163 (CDN$0.2882) per Unit and the Company issued 7,440,834 common shares and 3,841,829 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 11 – CONVERTIBLE DEBENTURE, continued

During the three months ended April 30, 2014, the Company converted the remaining principal balance of $260,000 of the convertible debenture. The partial conversion, was effected at a conversion price of US$0.274163 (CDN$0.2882) per Unit and the Company issued 948,342 common shares and 474,171 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $29,107 was credited to additional paid in capital and $230,893 was credited to common shares. The Unit warrants issued during the three months ended April 30, 2014 were valued, using the Black Scholes valuation model, at each conversion date at prices ranging from $0.0345 -$$0.0346 per warrant. The range of assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.64%
Expected life of the warrants	4.29-4.37 years
Annualized volatility	87%-88%
Dividend rate	0%

NOTE 12 – CAPITAL STOCK

Stock Transactions

The Company converted the outstanding principal amount of $260,000 of the $2.3 million convertible debenture and issued 948,342 common shares and 474,171 warrants at a conversion price of US$0.274163 (CDN$0.2882) per Unit. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018.

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2013	16,329,206	$1.28
Issued	8,157,829	0.36
Expired	(5,524,500)	1.51
Balance at January 31, 2014	18,962,535	1.28
Issued	474,171	0.36
Balance at April 30, 2014	19,436,706	$0.74

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 12 – CAPITAL STOCK, continued

At April 30, 2014, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
warrants	Price	Expiry Date

10,804,706	$1.04 (C$1.14)	October 26, 2015
8,632,000	$0.36 (C$0.40)	July 2, 2018
19,436,706

Stock Options

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at April 30, 2013 and January 31, 2013	6,357,500	$0.58
Expired	(1,042,500)	0.81
Balance at January 31, 2014	5,315,000	0.50
Expired	(1,050,000)	0.60
Balance at April 30, 2014	4,265,000	$0.49

At April 30, 2014, 4,265,000 (January 31, 2014 – 5,315,000) stock options were exercisable.

Total stock-based compensation recognized during the three months ended April 30, 2014 was $nil (April 30, 2013 - $948). Stock-based compensation has been recorded in mineral property interests in the consolidated statements of operations, with corresponding additional paid-in capital recorded in stockholders’ equity.

As at April 30, 2014, the aggregate intrinsic values of all outstanding, vested stock options and exercised stock options were $nil (April 30, 2013-$nil).

NOTE 13 – SEGMENTED INFORMATION

At April 30, 2014 and January 31, 2014, the Company operated in two reportable segments. Identifiable assets, revenues and net loss in each geographic area are as follows:

	April 30,	January 31,
	2014	2014

Identifiable assets
Canada	$1,436,448	$2,194,131
Argentina	2,015,723	1,912,350
	$3,452,171	$4,106,481

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 13 – SEGMENTED INFORMATION, continued

	Three	Three
	Months	Months
	Ended	Ended
	April 30,	April 30,
	2014	2013

Loss for the period
Canada	$289,903	$581,931
Argentina	336,157	384,109
	$626,060	$966,040

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of the Company’s financial instruments were as follows:

		April 30, 2014		January 31, 2014
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$1,432,179	$1,432,179	$2,615,966	$2,615,966
Short-term investments	Level 1	$818,024	$818,024	$-	$-
Receivables	Level 2	$6,149	$6,149	$4,238	$4,238
Loan receivable	Level 2	$-	$-	$260,000	$260,000
Accounts payable	Level 2	$280,742	$280,742	$247,303	$247,303
Convertible debenture	Level 2	$-	$-	$260,000	$260,000
Due to related parties	Level 2	$18,788	$18,788	$83,810	$83,810
Long term debt	Level 2	$33,875	$33,875	$34,966	$34,966

The Company's cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The fair value of accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The long term debt is payable in Argentine pesos and approximates the carrying amount as at January 31, 2014. The amount payable will change based on the change in the value of the Argentine Peso as compared to the US dollar.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Risk Management

The Company’s activities expose it to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of the Company’s mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and its loan receivable. The Company maintains its Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account and short term deposits with an international bank or an international registered broker dealer. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not lost any cash and does not believe its cash is exposed to any significant credit risk.

At April 30, 2014 and January 31, 2014, the Company had approximately $1,196,000 and $1,260,000, respectively in U.S. cash, $188,000 and $608,000 in Canadian cash, approximately 25,000 and $51,000, respectively in Canadian dollar term deposits guaranteed by the provincial government of British Columbia, Argentinian Nuevo pesos (“ARSs”) of $340,000 and $6,136,000 in an international bank and $6,543,000 and $nil in a managed fund with an international registered broker dealer.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Argentina and Canada and the Company is exposed to foreign currency risk due to the fluctuation between the currencies in which the Company operates in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. Management monitors its foreign currency balances and makes adjustments based on anticipated need for foreign currencies.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Foreign exchange risk, continued

At April 30, 2014, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	$340,389	$212,876
Short-term investments	6,543,361	-
Accounts payable	(331,589)	(61,300)
Long term debt	(272,016)	-
Net exposure	$(6,280,145)	$151,576

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $92,038 in the net loss for the period ended April 30, 2014. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss of the Company.

The Argentine government recently launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar and inflation. This could impact the purchasing power of the Company’s Argentine Pesos should it not be able to effectively hedge against any devaluation.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Commodity Price Risk

The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its property. The Company is exposed to price risk with respect to commodity prices. There is minimal price risk at the present time as the Company is not yet in the production phase.

NOTE 15 – SUBSEQUENT EVENT

Subsequent to April 30, 2014, 80,000 stock options expired with exercise prices ranging from $0.28 to $1.05.